Exhibit 12.2

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS—Unaudited

(Dollars in Millions)

	Nine Months Ended September 30		Year Ended December 31
	2003	2002	2002	2001	2000	1999	1998
Portion of rentals representing interest	$44	$47	$66	$54	$50	$47	$51
Capitalized interest, including discontinued operations	28	11	16	27	19	26	46
Other interest and fixed charges, including discontinued operations	228	235	316	349	375	365	318

Total fixed charges (A)	$300	$293	$398	$430	$444	$438	$415

Earnings—pretax income with applicable adjustments (B)	$1,995	$1,036	$1,446	$3,365	$1,884	$1,830	$1,089

Ratio of (B) to (A)	6.65	3.53	3.63	7.83	4.24	4.18	2.61